09055272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Financial Products USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 41st Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna DiFilippo 212-845-2833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna DiFilippo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Financial Products USA Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers and/or Directors of the Firm have proprietary interests in hedge funds and/or registered investment companies that have accounts with the Firm which are classified as customers. Additionally, Directors of the Firm serve as Directors of other affiliated entities, or entities in which they have an interest, that may have accounts with the Firm that are classified as customers.

Signature

Managing Director

Title

Notary Public

STEPHEN P. KING
Notary Public, State of New York
No. 02KI6076951
Qualified in New York County
Commission Expires 7/1, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent registered public accounting firm's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Financial Products USA Inc.
Table of Contents
December 31, 2008

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Financial Products USA Inc. as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2009

KBC Financial Products USA Inc.
Statement of Financial Condition
December 31, 2008
(in thousands)

Assets		
Cash	$	25,954
Cash segregated in compliance with federal regulations and for other purposes		15,944
Financial instruments owned, at fair value		296,152
Receivables from:		
Customers		3,328
Clearing brokers		270,458
Brokers, dealers and others		4,184
Affiliates		416
Other assets		4,545
Total assets	$	620,981
Liabilities and stockholder's equity		
Short-term borrowings from affiliates	$	17,032
Financial instruments sold, not yet purchased, at fair value		183,327
Payables to:		
Customers		4,184
Brokers, dealers and others		3,328
Affiliates		331
Obligation to return collateral received		6,001
Other liabilities and accrued expenses		85
Total liabilities	$	214,288
Stockholder's equity		406,693
Total liabilities and stockholder's equity	$	620,981

The accompanying notes are an integral part of this statement.

1. Organization

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is to act as a broker or dealer in certain securities (principally convertible bonds, high yield bonds, equity linked securities and related securities), with or through financial and non-financial institutions. The Company also acts as agent for certain of its affiliates in their transactions with U.S. customers. The Company also engages in proprietary trading activities for its own account. In December 2008, the Company exited the high yield business.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis. In accordance with industry practice, customer transactions are recorded on a settlement date basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

Financial instruments owned, Financial instruments sold, not yet purchased and contractual commitments arising pursuant to futures are recorded at fair value. Fair value for financial instruments is based on quoted market prices and other relevant factors, including dealer price quotations, trade prices, and price activity for underlying instruments.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", as of January 1, 2008. Adoption of SFAS No. 157 did not have any impact on the Company's retained earnings as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

LEVEL 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

2. Significant Accounting Policies (continued)

LEVEL 2 Quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or assets and liabilities for which all significant inputs are observable, either directly or indirectly;

LEVEL 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

An asset's and liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities- an amendment to SFAS No. 133" which is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 requires enhanced disclosure about an entity's derivatives activities. Since SFAS No. 161 requires only additional disclosures, it will not impact the Company's statements of financial condition when it is adopted.

Foreign-denominated trading assets and liabilities are revalued at prevailing currency exchange spot rates.

Clearing brokers balances are presented on a net basis in instances where management believes that a legal right of off-set exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company provides for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company follows FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a

2. Significant Accounting Policies (continued)

tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company follows FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIEs") (revised December 2003) ("FIN 46-R").

The Company follows SFAS No. 5 "Accounting for Contingencies" which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

3. Cash on deposit with Clearing Broker

In accordance with its clearing agreement with one of its clearing brokers, the Company is required to maintain cash and/or securities at all times in a deposit account with such clearing broker having a market value of $500,000. At December 31, 2008, the Company has cash of $500,000 on deposit with such broker which is reflected in Cash segregated in compliance with federal regulation and for other purposes.

4. Receivables from Clearing Brokers

Receivables from clearing brokers reflect net proceeds generated primarily from cash received from sales of securities and margin requirements net of borrowings from the clearing brokers. In addition, net receivables and payables relating to unsettled trades are reflected in the net clearing brokers receivables balance.

At December 31, 2008, there were margin requirements at the clearing brokers of approximately $40.5 million which were collateralized by cash and securities in the Company's account at the clearing brokers.

5. Short-Term Borrowings

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates. The short-term borrowings have varying maturities ranging between one and three days. The short-term borrowings outstanding at December 31, 2008 have a weighted average interest rate of 0.01%. The amount of funding and interest outstanding and payable at December 31, 2008 is reflected as Short-term borrowings from affiliates.

6. Related Party Transactions

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company. The methodology utilized to determine the amount charged the Company is a combination of direct and allocated costs. At December 31,

6. Related Party Transactions (continued)

2008, the Company has a related payable to its Parent of approximately $216,000 which is reflected in Payable to affiliates. Any such balances are payable on demand and are paid in the normal course of business.

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions, which represent fails to deliver and fails to receive, are included in Receivables from and Payables to brokers, dealers and others and approximate $4.2 million and $3.3 million, respectively, at December 31, 2008. In connection with these transactions and related services, the Company receives a fee from its affiliates. In addition, the Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. Receivables from and Payables to affiliates of approximately $416,000 and $115,000, respectively, represent amounts due in respect of these agreements at December 31, 2008. Any such balance is payable on demand and are paid in the normal course of business.

In the normal course of business, the Company transacts in securities with its affiliates. Receivables from clearing brokers include receivables of approximately $12.5 million relating to such pending trades with clearing brokers at December 31, 2008.

7. Net Capital and other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2008, the Company's net capital approximates $308.7 million, which exceeds the minimum requirement by approximately $308.5 million.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. The Company maintains cash segregated in compliance with Rule 15c3-3 of the SEC. This amount is approximately $15.4 million and is reflected as Cash segregated in compliance with federal regulations and for other purposes.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2008, Financial instruments owned and Financial instruments sold, not yet purchased by the Company are comprised as follows:

	Financial instruments owned at fair value	Financial instruments sold, not yet purchased at fair value
	(in thousands)	
Corporate and other debt securities	$ 259,076	$ 72,816
Common and preferred securities	36,883	108,335
Option contracts and warrants	193	2,176
	$ 296,152	$ 183,327

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price and, thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

9. Derivative Financial Instruments

Derivatives are financial instruments, such as futures or option contracts and warrants, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments or rights to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on specific terms of the contract with reference to specified rates, securities, commodities or indices.

In the normal course of business, the Company enters into transactions in exchange-traded derivative financial instruments to manage its exposure to various market risks and in connection with facilitating customer trading activities. Such derivative financial instruments include futures and option contracts and warrants.

These derivative financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

9. Derivative Financial Instruments (continued)

The fair value of the Company's derivative financial instruments as of December 31, 2008 is as follows:

	Assets	Liabilities
	(in thousands)	
Option contracts and warrants	$ 193	$ 2,176

The fair value of option contracts and warrants is recorded in Financial instruments owned and Financial instruments sold, not yet purchased. The methods used to determine fair value are disclosed in footnote 2, "Significant Accounting Policies."

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

With the exception of over-the-counter option contracts and certain foreign-denominated securities transactions as discussed below, the Company's transactions in financial instruments are cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Brokers against various margin obligations of the Company or deposited with these Clearing Brokers for safekeeping purposes.

The Company maintains a portion of its short-term liquidity in the form of additional margin borrowings available from the Clearing Brokers. This subjects the Company to liquidity risk should the Clearing Brokers choose to decrease the collateralized margin borrowings currently made available to the Company.

The Company's customers and counterparties primarily consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

The Company is subject to concentration risk by holding positions in certain types of securities or holding positions issued by issuers located in a particular country or engaged in a particular industry. The Company manages such risk through the use of hedging strategies. At December 31, 2008, the Company's securities positions are primarily issued by U.S. companies in the financial, communication, consumer, energy, technology, utilities, industrial, and basic material sectors.

Certain customer securities transactions of the Company are cleared on a fully disclosed basis by the Clearing Brokers pursuant to a clearance agreement. While the Clearing Brokers maintain the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Brokers for certain losses that Clearing Brokers may sustain from the customer accounts introduced by the Company. At December 31, 2008, customer debit balances maintained by the Clearing Brokers approximate $1.7 million. These debit balances relate

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

to customer delivery-versus-payment transactions and, in the normal course of business, have been settled by the Clearing Brokers subsequent to December 31, 2008.

Additionally, transactions in foreign securities for which the Company acts as agent for its foreign affiliates, are cleared, on a delivery-versus-payment basis, through affiliates of the Company in accordance with SEC Rules and interpretations. Such activities expose the Company to credit risk in the event a customer or the Company's affiliates are unable to fulfill their contracted obligations, and margin deposits, where applicable, are not sufficient to fully cover losses incurred by such party. In the event a customer or the Company's affiliates fail to fully satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill such party's obligations. The Company seeks to control the risks associated with customer activities by monitoring customer trades and taking appropriate action. From time to time, the Company obtains cash as collateral from its affiliates in connection with such transactions. Cash obtained as collateral at December 31, 2008 approximates $6 million and is reflected in net Receivables from clearing brokers with an offsetting liability reflected in Obligation to return collateral received.

11. Fair Value Measurement

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Where quoted prices are available in an active market, assets and liabilities are classified within level 1 of the hierarchy. Exchange-traded equities, options and futures are valued based on quoted market prices in active markets and are classified within level 1 of the fair value hierarchy.

Where fair value is determined based on quoted prices in markets that are not active or where all significant inputs are observable, assets and liabilities are classified within level 2 of the hierarchy. Convertible corporate bonds, high-yield corporate bonds, preferred equities and warrants are valued based on dealer price quotations, trade prices and price activity for underlying instruments and are classified within level 2 of the fair value hierarchy.

Fair Value Hierarchy

The following table sets forth by level within the fair value hierarchy assets and liabilities measured at fair value on a recurring basis at December 31, 2008.

11. Fair Value Measurement (continued)

As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Quoted market prices in active markets (Level 1)	Quoted market prices not in active markets (Level 2)	Total
		(in thousands)	
Financial instruments owned:			
Corporate and other debt securities	$ -	$ 259,076	$ 259,076
Common and preferred securities	9,304	27,579	36,883
Option contracts and warrants	182	11	193
Total financial instruments owned	9,486	286,666	296,152
Total assets at fair value	**$ 9,486**	**$ 286,666**	**$ 296,152**
Financial instruments sold, not yet purchased:			
Corporate and other debt securities	$ -	$ 72,816	$ 72,816
Common and preferred securities	105,422	2,913	108,335
Option contracts and warrants	2,176	-	2,176
Total financial instruments sold, not yet purchased	107,598	75,729	183,327
Total liabilities at fair value	**$ 107,598**	**$ 75,729**	**$ 183,327**

12. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pre-tax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

13. Award Plans

The Parent of the Company has award plans (the "Award Plans") which in certain instances require and in other instances allow certain employees to defer a portion of their annual bonus and instead receive phantom shares in the worldwide business of KBC Financial Products. In 2005, the Parent of the Company decided to wind down and discontinue the above-referenced Award Plans and to redeem outstanding shares held by participants of the plans at a redemption value of each share based on the greater of the floor value (as defined in Award Plans) at the award date or the value of the business at December 31 of each year.

The Parent of the Company also has a Conditional Award Plan. Under the terms of the Conditional Award Plan, the Parent of the Company will grant selected employees a conditional award. There was no conditional award allocated from the Parent to the Company for the year ended December 31, 2008.

14. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. SFAS No. 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than future enactment of changes in the tax law or rates.

The net deferred tax assets at December 31, 2008 which are reflected in Other assets consist of:

	Deferred tax assets	Valuation allowance	Net deferred tax assets
		(in thousands)	
Federal	$ 14,575	$ (10,339)	$ 4,236
State and Local	5,721	(5,721)	-
Total	$ 20,296	$ (16,060)	$ 4,236

The Company's deferred tax assets at December 31, 2008 result primarily from accrued deferred bonus expenses and State and Federal net operating losses. As of December 31, 2008, the Company has net operating loss carry forwards that expire between 2009 and 2029 and amount to $19.3 million and $30.9 million for federal and state tax purposes, respectively.

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, included scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. During the year, the Company recorded a valuation allowance of approximately $16.1 million against the deferred tax assets. The net deferred tax assets of approximately $4.2 million relate to the net operating losses that can be carried back and utilized against the taxable income of prior years.

As of December 31, 2008, the Company has no unrecognized tax benefits.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2004, 2005 and 2006 New York State corporate income tax returns are presently under review by the New York

14. Income Taxes (continued)

State taxing authority. Since the review is in progress the final outcome cannot be determined at this point in time. The Parent's 2005, 2006, and 2007 New York City corporate income tax returns and U.S. Federal corporate income tax returns and the Parent's 2007 New York State corporate income tax return are open for review by the respective taxing authorities.

15. Contingencies

The Company is a defendant in a litigation arising through the normal course of its business activities as a broker/dealer. The Company believes, based on currently available information, that the results of such litigation will not have a material adverse effect on the Company's statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

KBC Financial Products USA Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm